SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 30, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

BRASIL TELECOM PARTICIPAÇÕES S.A.
CORPORATE TAXPAYER'S ID (CNPJ/MF): 02.570.688/0001-70
CORPORATE REGISTRY (NIRE): 53 3 0000581 - 8
PUBLICLY-HELD COMPANY

MATERIAL FACT

BRASIL TELECOM PARTICIPAÇÕES S.A. (“Company”), in compliance with Brazilian Securities and Exchange Commission’s (CVM – Comissão de Valores Mobiliários) Instruction 358, dated January 3, 2002, informs that its shareholders filed today at the Companies’ headquarter, in compliance with Brazilian law 6404/76, the “Instrumento Particular de Contrato de Direitos de Venda Conjunta de Participações Acionárias”, celebrated on April 25, 2008, entered into by Opportunity Fund, Opportunity Lógica Rio Consultoria e Participações Ltda., Opportunity Asset Administradora de Recursos de Terceiros Ltda., Opportunity Invest II Ltda., Opportunity Investimentos Ltda., Opp I Fundo de Investimento em Ações, Opportunity Lógica II Fundo de Investimento em Ações, Luxor Fundo de Investimento Multimercado, International Markets Investments C.V., Timepart Participações Ltda., Opportunity Consultoria Ltda., Investidores Institucionais Fundo de Investimento em Participações, Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação Petrobrás Seguridade Social – Petros, Fundação dos Economiários Federais – Funcef, Fundação 14 de Previdência Privada, Citigroup Venture Capital International Brazil LLC, Citigroup Venture Capital International Brazil, L.P., International Equity Investments LLC, Tele Fundo de Investimento em Ações, Priv Fundo de Investimento em Ações, Rio Bogan Empreendimentos e Participações Ltda., Zain Participações S.A., Invitel S.A., Solpart Participações S.A., Argolis Holdings S.A., Lexpart Participações S.A., Oeste Participações S.A. and Daleth Participações S.A.

Brasília, Brazil, May 30, 2008.

Paulo Narcélio Simões Amaral
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.